FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004.

ROGERS WIRELESS COMMUNICATIONS INC.

(Translation of registrant's name into English)

One Mount Pleasant Road, 16th Floor
 Toronto, Ontario M4Y 2Y5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC.

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and Chief Financial Officer

Date:	December 31, 2004

Exhibit Index

Exhibit Number	Description

99.1	Press release issued by Rogers Wireless Communications Inc. and Rogers Communications Inc. on December 31, 2004